Exhibit 12

                       MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

                      Computation of Ratio of Earnings to Fixed Charges

                                                 (Thousands of Dollars)
                                 Three
                                 Months
                                 Ended
                                March 31,               Year Ended December 31,
                                  1994       1993      1992      1991      1990      1989
Earnings Before Income Taxes
  And Fixed Charges:

  Income before income taxes    $109,400   $362,600  $304,800  $ 97,600  $235,900  $327,100

  Deduct/add equity in
    undistributed (earnings)
    losses of fifty-percent-
    or-less-owned companies       (8,600)   (18,740)  (17,290)   12,640     8,760   (29,060)

  Add dividends received from
    fifty-percent-or-less-
    owned companies                  500      4,940     4,100    25,450     1,780     1,990

  Add interest on indebtedness,
    net                           26,360    104,080   100,490   124,950   125,770   112,830

  Add amortization of debt
    expense                          560      2,650     2,710     1,630     1,420     1,460

  Add one-third of rentals         2,860     10,970    10,800    12,530     9,610     8,830

  Earnings before income
    taxes and fixed charges     $131,080   $466,500  $405,610  $274,800  $383,240  $423,150


Fixed charges:

  Interest on indebtedness      $ 26,950   $105,420  $113,670  $128,450  $125,770  $112,830

  Amortization of debt expense       560      2,650     2,710     1,630     1,420     1,460

  One-third of rentals             2,860     10,970    10,800    12,530     9,610     8,830

                                $ 30,370   $119,040  $127,180  $142,610  $136,800  $123,120

Ratio of earnings to fixed
  charges                            4.3        3.9       3.2       1.9       2.8       3.4